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                               October 5, 2022

       Bruce Flatt
       Chief Executive Officer
       Brookfield Asset Management Ltd.
       EP 100, Brookfield Place, 181 Bay Street
       Toronto, Ontario, Canada M5J 2T3

                                                        Re: Brookfield Asset
Management Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
21, 2022
                                                            CIK No. 0001937926

       Dear Bruce Flatt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form F-1

       General

   1. We note recent news publications describing your $30 billion funding partnership with
                                                        Intel to fund the cost
of building new chip-making facilities in Chandler, Arizona. If this agreement is material
to your business, please describe it in the prospecuts and file it as an exhibit or tell us why
you are not required to do so.
       Notice to the Investors, page 2

   2. Revise to clarify that the financial information included in the prospectus has been derived, if true, from
the "audited" balance sheet of Brookfield Asset Management Ltd.
                                                        as of July 4, 2022
together with accompanying notes thereto, and also from the "audited"
 Bruce Flatt
FirstName
Brookfield LastNameBruce  Flatt
            Asset Management Ltd.
Comapany
October     NameBrookfield Asset Management Ltd.
        5, 2022
October
Page 2 5, 2022 Page 2
FirstName LastName
         combined consolidated carve-out financial statements of Brookfield Asset Management
         ULC, as at December 31, 2021 and December 31, 2020 and for the years ended December
         31, 2021, December 31, 2020 and December 31, 2019, with the accompanying notes thereto.
Corporate Structure, page 71

3. We note your response to prior comment 8. Please revise your diagram and related footnote disclosures on page 73 of the simplified corporate structure of the Manager immediately following completion of the Arrangement and the Special Distribution to
         disclose the following:
             Revise to disclose the details of the Manager's 0.7% issued and outstanding Class A shares received by Brookfield Reinsurance shareholders, including all entities involved.
             Revise to disclose if the Corporation is the current or former parent to any entities, and provide a brief narrative for any change thereto.
Pro Forma Financial Information, page 75

4. We note your responses to prior comments 8, 9 and 10 and your disclosures on the
         Preliminary Prospectus cover page that the prospectus has been prepared by Brookfield
         Asset Management Ltd. (the    Manager   ) and is being furnished to
the shareholders of
         Brookfield Asset Management Reinsurance Partners Ltd. (   Brookfield
Reinsurance   ), in
         connection with the planned special dividend or distribution (the
Special Distribution   )
         by Brookfield Reinsurance of Class A limited voting shares of the
Manager (   Class A
         Shares   ) to the holders of its Class A exchangeable limited voting
shares (   Brookfield
         Reinsurance Class A Shares   ) and Class B limited voting shares (
Brookfield Reinsurance
         Class B Shares   ).

         And, that immediately before Brookfield Reinsurance effects the Special Distribution,
         Brookfield Asset Management Inc. (the    Corporation   ) intends to
implement a court
         approved plan of arrangement (the    Arrangement   ) where upon
completion of the
         Arrangement (i) the shareholders of the Corporation will become shareholders of the
         Manager, which will acquire a 25% interest in the Corporations asset management business, while retaining their shares of the Corporation. Please address the following:
             Provide us with your accounting analysis of the Arrangement and the Special
             Distribution to Brookfield Reinsurance under U.S. GAAP, including by whom the
             Special Distribution will be affected. Refer to ASC 845-10-30; paragraphs 12-13.
             Tell us and enhance your disclosures to clarify how the Special Distribution to the shareholders of Brookfield Reinsurance of the Manager Class A Shares is reflected in the Pro Forma statements, including if there could be an accounting impact to the
             Manager depending on how the shareholders of Brookfield Reinsurance elect the payment of Special Distribution as either a dividend or capital reduction.
             Disaggregate Common Equity     Manager in the Pro Forma balance
sheet to present
 Bruce Flatt
Brookfield Asset Management Ltd.
October 5, 2022
Page 3
           the underlying individual equity accounts, such as Common Stock Class A, Class B,
           Additional Paid in Capital and Retained Earnings to reflect the impact of the accounting for the Arrangement and Special Distribution to the Manager.
             Revise your Pro Forma Financial Statement headings to parenthetically refer to
           "Brookfield Asset Management Ltd. (the Manager)," and also add Manager to the resulting adjusted Pro Forma column heading.
             Revise to present the Manager financial statements as of July 4, 2022. Refer to Rule
           3-05(b)(2).
             Tell us your basis for including all of the accounts of Brookfield Asset Management
           ULC (pro forma)(1) in the Pro Forma financial statements and classifying the related adjustments to eliminate the 75% of the Asset Management Company to be retained by Brookfield Asset Management ULC as Transaction Accounting Adjustments
           when you define the Arrangement as the contribution by Brookfield
Asset
           Management Inc. of 25% interest in its asset management business in exchange for shares of the Manager to the shareholders of the Corporation.

       You may contact Michelle Miller at 202-551-3368 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameBruce Flatt
                                                           Division of
Corporation Finance
Comapany NameBrookfield Asset Management Ltd.
                                                           Office of Finance
October 5, 2022 Page 3
cc:       Mile Kurta, Esq.
FirstName LastName